UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMART FOR LIFE, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

83204U103
(CUSIP Number)

Darren C. Minton c/o Smart for Life, Inc. 990 Biscayne Blvd., Suite 503 Miami, FL 33132 786-749-1221
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2022
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83204U103

1.	NAMES OF REPORTING PERSONS Darren C. Minton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,600,000(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,600,000 (1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.09%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 250,000 shares of common stock that the Reporting Person has the right to acquire within sixty (60) days through the exercise of vested options.

(2)	Based on 31,169,710 shares of common stock of the Issuer outstanding as of March 21, 2022, as provided by the Issuer.

CUSIP No.	83204U103

Item 1. Security and Issuer.

This statement relates to the common stock of Smart for Life, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 990 Biscayne Blvd., Suite 503, Miami, FL 33132.

Item 2. Identity and Background.

(a)	This statement is being filed Darren C. Minton, an individual (the “Reporting Person”).

(b)	The business address of the Reporting Person is 990 Biscayne Blvd., Suite 503, Miami, FL 33132.

(c)	The Reporting Person is the President of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On June 15, 2020, the Reporting Person was issued 1,000,000 shares of common stock in exchange for services.

On September 14, 2020, the Reporting Person was issued an option for the purchase of 250,000 shares of common stock in exchange for services. The option vested in full on the date of grant, has an exercise price of $0.01 per share, and expires on September 14, 2030.

On November 30, 2020, the Reporting Person was issued 250,000 shares of common stock in exchange for services.

On March 10, 2020, the Reporting Person was granted a restricted stock award for 100,000 shares of common stock under the Issuer’s 2020 Stock Incentive Plan in exchange for services.

As a result of these transactions, the Reporting Person holds 1,350,000 shares of common stock and an option for the purchase of 250,000 shares of common stock as of the date of this statement.

Item 4. Purpose of Transaction.

The securities held by the Reporting Person were acquired in connection with the transactions described in Item 3 above.

The Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this statement, the Reporting Person is the beneficial owner of 1,600,000 shares of common stock, representing 5.09% of the outstanding common stock of the Issuer, which includes 1,350,000 shares of common stock and an option to purchase 250,000 shares of common stock. The Reporting Person does not own any other securities of the Issuer.

(b)	The Reporting Person has the sole power to vote and dispose of 1,600,000 shares of common stock.

(c)	Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Person did not effect any transactions in the Issuer’s securities within the past 60 days.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No.	83204U103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2022	/s/ Darren C. Minton
Darren C. Minton

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